FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Mele, Mark L. (Last) (First) (Middle) 5050 Lincoln Drive (Street) Edina, MN 55436-1097 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliant Techsystems Inc. ATK 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 21, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Vice President, Corporate Strategy and Investor Relations

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	1/21/03		A (1)		2,500	A			D
Common Stock	5/7/02		A (2)		845	A
Common Stock	5/7/02		F (2)		294	D	$110.40	7,973 (3)	D
Common Stock								1,685.729 (4)	I	By 401(k) Plan
Common Stock								1,146.474 (5)	I	(6)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$25.0556 (8)							(7)	5/14/09	Common Stock	3,375 (8)		3,375 (8)	D
Employee Stock Option (right to buy)	$17.9815 (10)							(9)	10/26/09	Common Stock	1,688 (10)		1,688 (10)	D
Employee Stock Option (right to buy)	$19.5371 (12)							(11)	1/25/10	Common Stock	13,500 (12)		13,500 (12)	D
Employee Stock Option (right to buy)	$27.389 (14)							(13)	1/23/11	Common Stock	9,000 (14)		9,000 (14)	D
Employee Stock Option (right to buy)	$47.7467 (16)							(15)	1/22/12	Common Stock	7,500 (16)		7,500 (16)	D
Employee Stock Option (right to buy)	$59.12	1/21/03		A		15,000		(17)	1/21/13	Common Stock	15,000		15,000	D

 Explanation of Responses:

(1) Grant of a restricted stock award under the Issuer's 1990 Equity Incentive Plan (the "Plan") in connection with which no consideration was paid by the Reporting Person.

(2) Shares acquired represent payment of a Performance Share Award (“PSA”), and shares disposed of represent shares withheld from the PSA to pay withholding taxes.

(3) The amount reported includes 4,187 shares subject to certain restrictions (including possible forfeiture) applicable to restricted stock grants under the Issuer’s 2000 Incentive Plan.  On May 7, 2002, Alliant Techsystems Inc. declared a 3-for-2 stock split in the form of a stock dividend payable in shares of common stock on June 10, 2002, to holders of record of common stock on May 17, 2002, resulting in the reporting person’s acquisition of 1,824 additional shares of common stock.

(4) Shares allocated to the reporting person’s account under the Issuer’s 401(k) plan as of December 31, 2002, including adjustments made to the reporting person’s account as a result of a stock dividend paid on June 10, 2002.

(5) Reflects shares held in the Issuer’s Employee Stock Purchase Plan as of December 31, 2002.

(6) By securities dealer/broker/custodian under the ESPP.

(7) 100% exercisable.

(8) This option was previously reported as an option for 2,250 shares of common stock at an exercise price of $37.5834 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(9) Option becomes exercisable in three equal annual installments beginning October 26, 2000.

(10) This option was previously reported as an option for 1,125 shares of common stock at an exercise price of $26.9723 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(11) Option becomes exercisable in three equal annual installments beginning January 25, 2001.

(12) This option was previously reported as an option for 9,000 shares of common stock at an exercise price of $29.3056 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(13) Option becomes exercisable in three equal annual installments beginning January 23, 2002.

(14) This option was previously reported as an option for 6,000 shares of common stock at an exercise price of $41.0834 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(15) Option becomes exercisable in three equal annual installments beginning January 22, 2003.

(16) This option was previously reported as an option for 5,000 shares of common stock at an exercise price of $71.62 per share, but the number of shares subject to the option and the option exercise price were adjusted to reflect the stock dividend paid by Alliant Techsystems on June 10, 2002.

(17) Option becomes exercisable in three equal installments beginning January 21, 2004.

/s/ Mark L. Mele	1-22-03
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002